EXHIBIT 1

FOR IMMEDIATE RELEASE	15 OCTOBER 2013

WPP PLC (“WPP”)

VML acquires IM2.0, a leading digital advertising and media agency in China

WPP announces that its wholly owned operating company VML, a leading digital marketing company which is part of the Y&R network, has acquired IM2.0, a digital advertising and media agency based in China. The deal is subject to regulatory approval.

Established in 2008, IM2.0 provides a range of services, including online strategy, creative design, website development and maintenance, online campaigns, mobile application development, media optimization and data analytics.

IM2.0 is one of China’s leading and most successful pure play digital agencies. Named 2013 Agency of the Year in China by the Mobile Marketing Association, IM2.0’s client portfolio includes Dell, adidas, Mondelez, China Merchant Bank and Haier.

IM2.0 employs approximately 230 people in Beijing and Shanghai. For the year ending 31 December 2012, IM2.0’s unaudited revenues were RMB 72 million, with gross assets of RMB 200 million.

This acquisition marks a further step towards WPP's declared goal of developing its networks in fast-growth and important markets and sectors.

Collectively, WPP group companies, including associates, employ more than 47,000 people in the Asia Pacific region, generating revenues of $5 billion. In Greater China, WPP group companies, including associates, have revenues of $1.4 billion and 14,000 people. WPP's digital revenues were well over $5 billion in 2012 and represented 33% of total Group revenues.

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45%, over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204